FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM CLOSES US$30 MILLION PUBLIC OFFERING OF COMMON SHARES AND
SERIES II NON-VOTING CONVERTIBLE FIRST PREFERRED SHARES

TORONTO, June 1, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the closing of its previously announced underwritten public offering of 2,750,000 common shares and 3,250,000 Series II Non-Voting Convertible First Preferred Shares. The common shares were sold at a public offering price of US$5.00 per share and the Series II Non-Voting Convertible First Preferred Shares were sold at a public offering price of US$5.00 per share. The gross proceeds to the Company from this offering are US$30 million (or approximately Cdn$40 million), before deducting underwriting discounts and commissions and other offering expenses.

The Company intends to use the net proceeds of the offering to (i) advance and expand the current Phase 1 trial of SIRPaFc (TTI-621) in patients with advanced hematologic malignancies, (ii) advance and expand the current solid tumor Phase 1 trial of SIRPaFc (TTI-621) in patients with relapsed and refractory, percutaneously-accessible cancers through the dose escalation and expansion phases, (iii) initiate and conduct a Phase 1 trial for TTI-622 with dose escalation and expansion phase focused on combination treatment, and (iv) for general corporate and working capital purposes.

Cowen acted as the sole book-running manager for the offering. Ladenburg Thalmann acted as co-manager for the offering.

The offering was made to purchasers outside of Canada pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on June 5, 2015 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated June 4, 2015. A preliminary prospectus supplement relating to the offering was filed with the securities commissions in the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia in Canada, and with the SEC in the United States (the “Preliminary Prospectus”), and a final prospectus supplement relating to the offering (together with the Preliminary Prospectus, Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) was filed with the securities commissions in the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia in Canada, and with the SEC in the United States on May 26, 2017. The Offering Documents contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the offering. Copies of the Offering Documents are available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the prospectus supplement are available upon request by contacting Cowen and Company, LLC, c/o Broadridge Financial Services, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (631) 274-2806 or by fax at (631) 254-7140.

Concurrently with the closing of the offering, the Company also amended the terms of certain common share purchase warrants held by an existing institutional investor. The warrants were previously exercisable to acquire up to an aggregate of approximately 1.2 million common shares at an exercise price of $8.40 per common share until December 13, 2018 (in each case after giving effect to the 30:1 consolidation previously effected by the Company). Pursuant to the amendment, each warrant will now be exercisable, at the discretion of the holder, to acquire either one common share or one Series II Non-Voting Convertible First Preferred Share. All other terms of the warrants (including the aggregate number of shares issuable on exercise of the warrants, the exercise price and the expiry date) remain unchanged.

For the purposes of the TSX approval, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as NASDAQ.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Trillium Therapeutics:
Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

Caution Regarding Forward-Looking Information:
This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements relating to Trillium’s intended use of proceeds from the offering. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally. You should not place undue reliance on these forward-looking statements. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Report on Form 20-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com